                                HEALTHSPORT, INC.
                       10130 Mallard Creek Road, Suite 331
                               Charlotte, NC 28262

June 29, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         Re:      Healthsport, Inc., File No. 0-23100
                  December 31, 2007 Form 10-K
                  March 31, 2008 Form 10-Q
                  June 30, 2008 Form 10-Q

Dear Mr. Rosenberg:

We are in receipt of your follow-up letter dated June 2, 2009.

Following is our response to your comment:

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:    ACQUISITIONS

INNOZEN, INC., PAGE 34


1. Please refer to prior comment two. Please tell us why no impairment existed at December 31, 2007, December 31, 2008 or March 31, 2009. Demonstrate in your response how you complied with applicable guidance in SFAS 142 and 144. Describe the methods and assumptions at each date that you used to evaluate the impairment of goodwill, patents and trade secrets and trademarks, particularly the assumptions underlying your projection of future profit contribution from InnoZen products.

Response:

The first step in performing an impairment test is to determine the reporting unit(s). FAS 142 paragraphs 30-36 provides guidance in determining the reporting unit(s) for a company and are as follows:

"REPORTING UNIT

30. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). (17) A component of an operating segment is a reporting unit if the component constitutes a business (18) for which discrete financial information is available and segment management (19) regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. (20) An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of STATEMENT 131 and related interpretive literature shall be used to determine the reporting units of an entity.

31. An entity that is not required to report segment information in accordance with STATEMENT 131 is nonetheless required to test goodwill for impairment at the reporting unit level. That entity shall use the guidance in paragraphs 10--15 of Statement 131 to determine its operating segments for purposes of determining its reporting units.

ASSIGNING ACQUIRED ASSETS AND ASSUMED LIABILITIES TO REPORTING UNITS

32. For the purpose of testing goodwill for impairment, acquired assets and assumed liabilities shall be assigned to a reporting unit as of the acquisition date if both of the following criteria are met:

         a. The asset will be employed in or the liability relates to the operations of a reporting unit.

         b. The asset or liability will be considered in determining the fair value of the reporting unit.

Assets or liabilities that an entity considers part of its corporate assets or liabilities shall also be assigned to a reporting unit if both of the above criteria are met. Examples of corporate items that may meet those criteria and therefore would be assigned to a reporting unit are environmental liabilities that relate to an existing operating facility of the reporting unit and a pension obligation that would be included in the determination of the fair value of the reporting unit. This provision applies to assets acquired and liabilities assumed in a business combination and to those acquired or assumed individually or with a group of other assets.


33. Some assets or liabilities may be employed in or relate to the operations of multiple reporting units. The methodology used to determine the amount of those assets or liabilities to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner. For example, assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, could be allocated according to the benefit received by the different reporting units (or based on the relative fair values of the different reporting units). In the case of pension items, for example, a pro rata allocation based on payroll expense might be used.

ASSIGNING GOODWILL TO REPORTING UNITS

34.

ASSIGNING GOODWILL TO REPORTING UNITS

For the purpose of testing goodwill for impairment, ALL goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date. Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. The total amount of acquired goodwill may be divided among a number of reporting units. The methodology used to determine the amount of goodwill to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner. In addition, that methodology shall be consistent with the objectives of the process of assigning goodwill to reporting units described in paragraph 35.

35. In concept, the amount of goodwill assigned to a reporting unit would be determined in a manner similar to how the amount of goodwill recognized in a business combination is determined. An entity would determine the fair value of the acquired business (or portion thereof) to be included in a reporting unit--in essence a "purchase price" for that business. The entity would then allocate that purchase price to the individual assets acquired and liabilities assumed related to that acquired business (or portion thereof). (21) Any excess purchase price is the amount of goodwill assigned to that reporting unit. However, if goodwill is to be assigned to a reporting unit that has not been assigned any of the assets acquired or liabilities assumed in that acquisition, the amount of goodwill to be assigned to that unit might be determined by applying a "with and without" computation. That is, the difference between the fair value of that reporting unit before the acquisition and its fair value after the acquisition represents the amount of goodwill to be assigned to that reporting unit.

REORGANIZATION OF REPORTING STRUCTURE

36. When an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 32 and 33 shall be used to reassign assets and liabilities to the reporting units affected. However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of (refer to paragraph
39). For example, if existing reporting unit A is to be integrated with reporting units B, C, and D, goodwill in reporting unit A would be assigned to units B, C, and D based on the relative fair values of the three portions of reporting unit A prior to those portions being integrated with reporting units B, C, and D."

 In summary, the discussion above provides that a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business. At each date, December 31, 2007 and 2008 and March 31, 2009, HealthSport operated as one business and accordingly, one reporting unit.

The second step is to determine the fair value of the reporting unit for which FAS 142 paragraphs 23 and 25 provide guidance, as follows:

"FAIR VALUE MEASUREMENTS

23. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity's individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.


-------------------

(16)[This footnote has been deleted. See Status page.]


24. [This paragraph has been deleted. See Status page.]

25. In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known. Conversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated."

MARKET CAPITALIZATION

The Company's market capitalization at December 31, 2007 was 42,898,397 shares at $0.52 or $22,307,166, at December 31, 2008 was 49,366,120 shares at $0.58 or
$28,632,350 and at March 31, 2009 was 50,766,120 shares at $0.43 or $21,829,432.
The calculation at December 31, 2007 was at a time when there had been very limited sales and the Gatorade infringement had just occurred. Accordingly, the Company does not feel that the value provided by the market is representative of the true value of the Company. The calculation at December 31, 2008 is much more representative of the value of the Company as sales had commenced and the validity of the product had been established. This market value exceeded the book value of the Company at that date. At March 31, 2009, the Company's market capitalization was 50,766,120 shares at $0.43 or $21,829,432. This amount is below the book value of the net assets of $26,520,873, however, the stock market and the economy at that point in time was in the midst of a substantial down-turn and it is felt that this pricing would again not be representative of the value of the Company.

FAS 144 paragraphs 16 and 17 provide for use of estimates of future cash flows in valuations.

"ESTIMATES OF FUTURE CASH FLOWS USED TO TEST A LONG-LIVED ASSET FOR
RECOVERABILITY


16. Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group). Those estimates shall exclude interest charges that will be recognized as an expense when incurred.

17. Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity's own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes. (Example 2 of Appendix A illustrates the use of that approach when alternative courses of action are under consideration.)"

The Company has determined that the best measure of the fair value of its reporting unit is to discount estimated future net cash flows.

All product sales utilize the bi-layer strip technology developed by InnoZen and include products developed by HealthSport before its acquisition of InnoZen and new products developed after the acquisition.

InnoZen was acquired for its bi-layer strip delivery system which was unique to the industry. Up until they were acquired by HealthSport, they were a boutique manufacturer with some product testing for third parties. They had two cough products which had received only limited attention. The InnoZen delivery system has been combined with a number of products provided by HealthSport and this combination is the basis of the evolution of the combined companies.

DECEMBER 31, 2007

As previously discussed, at the end of 2006, in anticipation of acquiring InnoZen, HealthSport formed Enlyten, Inc. to become the marketing and sales organization for the companies. Mr. Dan Kelly, who had been a consultant to the Company during the last few months of 2006, was hired as President of Enlyten and became President of HealthSport, as well, effective January 1, 2007. Mr. Kelly was instrumental in formulating the plans for the marketing and sales organization and in developing the projections for the combined companies.

The efforts of the marketing and sales organization which was initially focused on sales of the ENLYTEN(TM) SPORTSSTRIPS product were dealt a serious roadblock when Gatorade Company and PepsiCo, Inc. tortuously interfered with Enlyten's contractual agreement with the Buffalo Bills and with Enlyten's existing and potential business relationships with various third parties, including other NFL teams and players, in an attempt to wrongfully restrain trade. (See Item 3 of December 31, 2007 Form 10-K). Mr. Kelly had numerous ties to the NFL and current and former NFL players, which was the basis for expected sales of ENLYTEN(TM) SPORTSSTRIPS. The effect of thIS interference eliminated substantial potential sales for the balance of 2007 and subsequent years. This had been the backbone of the marketing and sales organization's plan and resulted in revising the current strategy.

Within a few months after the acquisition of InnoZen and the Gatorade interference, it became obvious the marketing and sales organization would be unable to replace the expected business from the SPORTSSTRIPS in a reasonable amount of time, although other products were being tested. In addition, HealthSport would be unable to continue to fund the marketing and sales organization without substantial sales increases.

By the end of 2007 the Company had abandoned plans for an internally staffed marketing and sales organization and directed efforts to securing a contract with a distribution organization. (See Note 14 of the December 31, 2007 Form 10-K regarding the Unico Holdings, Inc five-year distribution agreement which was completed on March 11, 2008.) At the time it was completed, and based on the contract, we expected sales of approximately $2,000,000 for one new product (PEDIASTRIPS) in the third and fourth quarters of 2008. In addition, through the agreement with Migami (Note 15 of December 31, 2007 Form 10-K) the Company expected substantial sales to develop through Migami. Further, when added to other expected sales, the Company arrived at the estimate of $7.5 million for 2008 and with expected new products coming on line in late 2008 and early 2009 plus the anticipated additional products with Unico the increase to $17.1 million in 2009 was reasonable.

Our ten year projection of sales was based on the factors above. This cash flow projection had a NPV @ 10% of $35,839,000, which exceeds the book value of total assets in the amount of $33,704,797 at December 31, 2007. If we further assume that we would achieve only approximately $5,000,000 of the projected sales in the first year, the cash flow projection would have a NPV @ 10% of $31,714,000. The average of the two discounted cash flow projections is $33,776,000, which also exceeds the book value of the assets. Accordingly, no valuation reserve was considered necessary at December 31, 2007.

DECEMBER 31, 2008

Actual results in 2008 did not start as quickly as expected. The Unico sales amounted to $659,000 during the latter half of 2008; sales of new products (4) of $243,000 did not occur until late December 2008; and other product sales amounted to $517,000. Sales during the first quarter of 2009 amounted to $1,666,908, which, if continued with modest increases would easily support an expected level of $9.5 million for 2009 sales. In summary it appears the initial projections may have been accurate, but the starting point has been delayed one year, primarily due to Gatorade's illegal interference with HealthSport's initial marketing strategy.

The cash flow projection at December 31, 2008 was prepared for 17 years based on the life of the patents with year one (2009) revenue of $9,523,000 projected. This projection was based on approximately 81% of sales being to a multi-level marketing company, approximately 14% of sales to Unico and approximately 5% of sales to other customers. The agreements with the multi-level marketing company and Unico are described in the notes to the financial statements. This cash flow projection had a NPV @ 10% of $43,542,000, which exceeded the total assets at December 31, 2008. Accordingly, no impairment of intangible assets was considered necessary at December 31, 2008.

MARCH 31, 2009

Since actual sales in the first quarter of 2009 were in line with projections used at December 31, 2008, no impairment test was performed at March 31, 2009.


The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

HEALTHSPORT, INC.


/s/ Hank Durschlag
--------------------------------
M.E. "Hank" Durschlag
Acting Chief Executive Officer

Cc Creason & Associates, P.L.L.C.